UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
MGP INGREDIENTS, INC.
(Exact name of the registrant as specified in its charter)

Kansas	0-17196		45-4082531
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Cray Business Plaza, 100 Commercial Street, Box 130 Atchison, Kansas (Address of Principal Executive Offices)	66002 (Zip Code)

Thomas K. Pigott Vice President, Finance and Chief Financial Officer (913) 367-1480 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD is filed by MGP Ingredients, Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”).
The Rule requires disclosure of certain information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten. The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.
After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, the Company determined that tungsten was used in one or more of its products, and that tungsten is necessary to such product(s) functionality or production, but was unable to determine whether the tungsten used originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.
As required by the Rule, the Company is providing a copy of this Form SD and the accompanying Conflict Minerals Reports under the heading “Conflict Minerals” on the Corporate Governance page of the Company’s Investor Relations website at http://ir.mgpingredients.com/ governance.cfm.
Forward-Looking Statements

This Form SD and the Conflict Minerals Report filed as an exhibit hereto may contain forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current or matters are forward-looking statements. You can identify some of the forward-looking statements by use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Item 1.02    EXHIBIT.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as an exhibit to this Form SD.

Section 2 - EXHIBITS

Item 2.01    EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 31, 2017                 MGP INGREDIENTS, INC.

By:	/s/ Thomas K. Pigott
Thomas K. Pigott, Vice President, Finance and Chief Financial Officer